Exhibit 99.2

Ayr Wellness Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Ayr Wellness Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ayr Wellness Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders’ equity and cash flows for the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3.20, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.20. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

March 21, 2025

Ayr Wellness Inc.

Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	December 31, 2024	December 31, 2023

ASSETS
Current
Cash, cash equivalents and restricted cash	$35,482	$50,766
Accounts receivable, net	13,226	13,491
Inventory	112,558	106,093
Prepaid expenses, deposits, and other current assets	6,120	22,032
Asset held for sale	7,770	16,210
Total Current Assets	175,156	208,592
Non-current
Property, plant, and equipment, net	277,749	310,379
Intangible assets, net	616,661	673,745
Right-of-use assets - operating, net	164,260	126,131
Right-of-use assets - finance, net	27,644	40,671
Goodwill	—	94,108
Deposits and other assets	7,689	6,229
TOTAL ASSETS	$1,269,159	$1,459,855

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current
Trade payables	$30,892	$24,036
Accrued liabilities	27,022	40,836
Lease liabilities - operating - current portion	11,763	9,582
Lease liabilities - finance - current portion	5,385	9,789
Income tax payable	2,406	87,951
Debts payable - current portion	24,828	23,152
Accrued interest payable - current portion	1,249	1,983
Liabilities held for sale	5,774	3,850
Total Current Liabilities	109,319	201,179
Non-current
Deferred tax liabilities, net	50,763	64,965
Uncertain tax position liabilities	136,719	—
Lease liabilities - operating - non-current portion	179,602	125,038
Lease liabilities - finance - non-current portion	14,661	18,007
Construction finance liabilities	—	38,205
Long-term debts payable, net	385,646	411,306
Accrued interest payable - non-current portion	5,632	5,530
Other long- term liabilities	21,967	24,973
TOTAL LIABILITIES	904,309	889,203

Commitments and contingencies

Shareholders’ equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - nil and 3,696,486 shares, respectively	—	—
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 108,759,747 and 64,574,077 shares, respectively	—	—
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 8,013,860 and 9,645,016 shares, respectively	—	—
Additional paid-in capital	1,518,670	1,370,600
Treasury stock - nil and 645,300 shares, respectively	—	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(1,142,410)	(783,101)
Equity of Ayr Wellness Inc.	379,526	581,778
Noncontrolling interest	(14,676)	(11,126)
TOTAL SHAREHOLDERS’ EQUITY	364,850	570,652
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,269,159	$1,459,855

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Year Ended
	December 31, 2024	December 31, 2023

Revenues, net of discounts	$463,633	$463,630
Cost of goods sold	286,952	261,188
Gross profit	176,681	202,442

Operating expenses
Selling, general, and administrative	167,134	177,800
Impairment of goodwill and other assets	118,113	6,320
Depreciation and amortization	48,061	51,364
Acquisition and transaction costs	4,358	4,080
Total operating expenses	337,666	239,564

Loss from continuing operations	(160,985)	(37,122)

Other income (expense), net
Fair value gain on financial liabilities, net	—	23,023
Loss on the extinguishment of debt	(79,172)	–
Loss on sale of assets	(3,665)	(91)
Interest expense, net	(78,258)	(39,403)
Interest income	323	743
Other income, net	2,671	7,094
Total other (expense) income, net	(158,101)	(8,634)

Loss from continuing operations before income taxes and noncontrolling interest	(319,086)	(45,756)

Income taxes
Current tax provision	(57,474)	(54,839)
Deferred tax benefit	14,200	7,448
Total income taxes	(43,274)	(47,391)

Net loss from continuing operations	(362,360)	(93,147)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $182,464 for the year ended December 31, 2023)	—	(186,353)
Loss from discontinued operations	—	(186,353)

Net loss	(362,360)	(279,500)
Net loss attributable to noncontrolling interest	(3,051)	(7,067)
Net loss attributable to Ayr Wellness Inc.	$(359,309)	$(272,433)

Basic and diluted net loss per share
Continuing operations	$(3.24)	$(1.16)
Discontinued operations	—	(2.52)
Total (basic and diluted) net loss per share	$(3.24)	$(3.68)

Weighted average number of shares outstanding (basic and diluted)	110,832	74,096

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

		Subordinate,					Accumulated
		Restricted,		Additional			other
	Multiple	and Limited	Exchangeable	paid-in			comprehensive	Accumulated	Noncontrolling
	Voting Shares	Voting Shares	Shares	capital	Treasury stock		income	Deficit	interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2023	3,696	64,574	9,645	1,370,600	(645)	(8,987)	3,266	(783,101)	(11,126)	570,652
Stock-based compensation	—	4,402	—	17,982	—	—	—	—	—	17,982
Tax withholding on stock-based compensation awards	—	(1)	—	(283)	—	—	—	—	—	(283)
Conversion of Exchangeable Shares	—	1,689	(1,689)	—	—	—	—	—	—	—
Conversion of Multiple Voting Shares to Subordinate Voting Shares	(3,696)	3,696	—	—	—	—	—	—	—	—
Retirement of Treasury Shares	—	(645)	—	(8,987)	645	8,987	—	—	—	—
Shares issued in connection with debt extinguishment	—	34,988	—	94,302	—	—	—	—	—	94,302
Acquisition of variable interest entity	—	44	58	(2,020)	—	—	—	—	(499)	(2,519)
Warrants issued in connection with debt extinguishment	—	—	—	47,049	—	—	—	—	—	47,049
Warrants exercised	—	13	—	27	—	—	—	—	—	27
Net loss	—	—	—	—	—	—	—	(359,309)	(3,051)	(362,360)
Balance, December 31, 2024	—	108,760	8,014	1,518,670	—	—	3,266	(1,142,410)	(14,676)	364,850
Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324
Stock-based compensation	—	3,262	—	16,412	—	—	—	—	—	16,412
Tax withholding on stock-based compensation awards	—	(93)	—	(366)	—	—	—	—	—	(366)
Shares issued for consulting services	—	66	—	79	—	—	—	—	—	79
Acquisition of variable interest entity	—	—	233	115	—	—	—	—	(6,059)	(5,944)
Share issuance - earn-out consideration	—	—	3,798	4,647	—	—	—	—	—	4,647
Conversion of Exchangeable Shares	—	430	(430)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(272,433)	(7,067)	(279,500)
Balance, December 31, 2023	3,696	64,574	9,645	1,370,600	(645)	(8,987)	3,266	(783,101)	(11,126)	570,652

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Year Ended
	December 31, 2024	December 31, 2023
Operating activities
Consolidated net loss	$(362,360)	$(279,500)
Less: Loss from discontinued operations	—	(3,889)
Net loss from continuing operations before noncontrolling interest	(362,360)	(275,611)
Adjustments for:
Fair value gain on financial liabilities	—	(23,023)
Stock-based compensation	17,982	16,412
Shares issued for consulting services	—	79
Depreciation and amortization	28,230	32,303
Amortization of intangible assets	58,072	58,646
Amortization of financing costs	20,930	2,341
Amortization of financing discount	7,696	—
Amortization of financing premium	(53)	(3,018)
Provision for credit losses	1,006	—
Employee retention credits recorded in other income	(318)	(5,238)
Impairment of goodwill and other assets	118,113	6,320
Deferred tax (benefit) expense	(14,200)	(7,448)
Loss on sale of assets	3,665	91
Loss on the extinguishment of debt	79,172	—
Loss on the disposal of Arizona business	—	182,464
Changes in operating assets and liabilities:
Accounts receivable	(741)	(6,053)
Inventory	(6,763)	(6,252)
Prepaid expenses, deposits, and other current assets	5,424	(657)
Trade payables	4,703	(296)
Accrued liabilities	(6,617)	2,804
Accrued interest payable, current and non-current portions	(632)	(42)
Lease liabilities - operating	5,204	2,712
Income tax payable	(85,600)	47,848
Uncertain tax position liabilities	136,719	—
Cash provided by continuing operations	9,632	24,382
Cash provided by discontinued operations	—	2,783
Cash provided by operating activities	9,632	27,165

Investing activities
Purchase of property, plant, and equipment	(17,716)	(27,697)
Capitalized interest	(6,428)	(9,981)
Proceeds from the sale of assets	2,955	—
Cash paid for business combinations and asset acquisitions, net of cash acquired	—	(1,500)
Cash paid for business combinations and asset acquisitions, working capital	—	(2,600)
Cash paid for bridge financing	—	(73)
Purchase of intangible asset	(625)	(1,925)
Cash used in investing activities from continuing operations	(21,814)	(43,776)
Proceeds from sale of Arizona business - discontinued operation	—	18,084
Cash received for working capital - discontinued operations	—	1,583
Cash used in investing activities of discontinued operations	—	(44)
Cash used in investing activities	(21,814)	(24,153)

Financing activities
Proceeds from exercise of warrants	27	—
Proceeds from notes payable	40,000	10,665
Proceeds from financing transaction, net of financing costs	8,309	39,100
Debt issuance costs paid	(9,216)	(9,049)
Payment for settlement of contingent consideration	(10,094)	(10,475)
Tax withholding on stock-based compensation awards	(283)	(366)
Repayments of debts payable	(22,242)	(52,029)
Repayments of lease liabilities - finance (principal portion)	(9,603)	(10,608)
Cash used in financing activities by continuing operations	(3,102)	(32,762)
Cash used in financing activities from discontinued operations	—	(124)
Cash used in financing activities	(3,102)	(32,886)

Net decrease in cash and cash equivalents and restricted cash	(15,284)	(29,874)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	—	3,813
Cash, cash equivalents and restricted cash at end of the period	$35,482	$50,766

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$58,252	$49,914
Income taxes paid during the period, net	6,405	7,078
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	58,483	19,184
Recognition of right-of-use assets for finance leases	3,150	5,470
Issuance of promissory note related to business combinations	1,820	1,580
Conversion of convertible note related to business combination	700	2,800
Issuance of Equity Shares related to business combinations and asset acquisitions	210	115
Issuance of Equity Shares related to settlement of contingent consideration	—	4,647
Issuance of promissory note related to settlement of contingent consideration	—	14,000
Settlement of contingent consideration	—	38,420
Capital expenditure for cultivation facility	13,233	2,024
Extinguishment of construction finance liabilities for lease reclassification of cultivation facility	39,176	—
Extinguishment of note payable related to sale of Arizona business	—	22,505
Extinguishment of accrued interest payable related to sale of Arizona business	—	1,165
Reduction of lease liabilities related to sale of Arizona business	—	16,734
Reduction of right-of-use assets related to sale of Arizona business	—	16,739
Reclassification of right-of-use assets to property, plant, and equipment due to exercise of repurchase option at lease expiration	7,976	—
Retirement of Treasury Shares	8,987	—
Issuance of warrants in connection with debt extinguishment	47,049	—
Issuance of Equity Shares in connection with debt extinguishment	94,302	—

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1.    NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America; through its operating companies in various states throughout the U.S., Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods.

The Company is a reporting issuer in the U.S. and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (“CSE”), under the symbol “AYR.A.” The Company’s Equity Shares are also quoted on the OTCQX® Best Market in the U.S. under the symbol “AYRWF.” The Company’s warrants (“Warrants”) are trading on the CSE under the symbol “AYR.WT.U”. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2.    BASIS OF PRESENTATION

2.1 Statement of compliance

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities and Exchange Commission.

The consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the entity is determined separately in accordance with Accounting Standards Codification (“ASC”) 830 – Foreign Currency Matters and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr is US$.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The consolidated financial statements as of and for the years ended December 31, 2024 and 2023 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The accompanying consolidated balance sheets reflect the activity related to Illinois as assets and liabilities held for sale, see Note 7. Noncontrolling interest, summarized in Note 6, represents equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries.

3.2 Revenue

The Company applies Accounting Standards Codification “ASC” Topic 606 (“ASC 606”), which specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. Through the application of ASC 606, the Company applies the following five-step model to determine the amount and timing of revenue to be recognized:

●	Identifying the contract with a customer
●	Identifying the performance obligations within the contract
●	Determining the transaction price
●	Allocating the transaction price to the performance obligations
●	Recognizing revenue when/as performance obligation(s) are satisfied.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Revenue (Continued)

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made based on whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Company takes into consideration: a) the Company’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis products and branded packaged goods for a fixed price when control is transferred. The amount recognized reflects the consideration that the Company expects to receive, taking into account any variation that is expected to result from rights of return and discounts. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once the Company transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold. Revenue from the wholesale of cannabis to customers is recognized upon delivery to the customer. In accordance with ASC 606, the Company has elected to account for its sales and excise tax on a net basis, within its statements of operations.

3.3 Cash and cash equivalents and restricted cash

The Company considers the following to be cash and cash equivalents: cash deposits in financial institutions, and cash held in Company safes or lockboxes at operational locations, that are readily convertible into cash within three months or less. Amounts included in restricted cash represent amounts pledged as collateral for financing arrangements as contractually required by a lender. Cash and cash equivalents and restricted cash are stated at fair value and the Company did not hold significant cash equivalents or restricted cash balances as of December 31, 2024 and 2023. The Company has banking or similar relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation and Canada Deposit Insurance Corporation limits. The Company has historically not experienced losses related to these deposits.

3.4 Accounts receivable

In accordance with ASU 2016-13 the Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. Accounts receivable from wholesale sales are recorded net of an allowance for credit losses. The Company estimates allowance for credit losses based on various factors such as historical data and customer credit worthiness. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. As of December 31, 2024 and 2023, the Company had approximately $1,712 and $706 in allowance for credit losses, respectively. For the years ended December 31, 2024 and 2023, the Company wrote off approximately $1,500 and $221, respectively.

3.5 Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method in accordance with ASC 805 – Business Combination (“ASC 805”). The Company performs an assessment whether the acquisition is a business combination or asset acquisition based on the conditions surrounding the event(s) using guidance from ASC 805. If the acquisition is determined to be a business combination, the Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any noncontrolling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those directly associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Business combinations (Continued)

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies and ASC 820 – Fair Value Measurement, as appropriate with corresponding gain or loss recorded in the statements of operations, see Note 15.

3.6 Inventory

Inventory is primarily comprised of finished goods, work-in-process, raw materials, and supplies. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost method.

Costs incurred during the growing process are capitalized as incurred to the extent that cost is less than net realizable value. Any subsequent post-harvest costs, including direct costs such as materials, labor, related overhead, and depreciation expense on equipment attributable to processing, are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of purchased finished goods and packing materials, other than inventory acquired through business combinations, are initially valued at cost and subsequently at the lower of cost and net realizable value. The Company reviews inventories for obsolete, spoiled, and slow-moving goods and any such inventories are written down to net realizable value.

3.7 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation, amortization, and impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. PPE acquired in a business combination is recorded at fair value using various methodologies including cost approach, sales comparison approach or income approach.

Depreciation and amortization are calculated using the straight-line method over the following expected useful lives:

Furniture and fixtures	5 to 7 years
Office equipment	3 to 5 years
Machinery and equipment	5 to 15 years
Auto and trucks	5 years
Leasehold improvements	the shorter of the useful life or life of the lease
Buildings	39 years
Land	not depreciated
Construction in progress	not depreciated until placed in service

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset and reclassified to assets held for sale on the balance sheet when held for sale. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of operations.

Construction in progress is transferred to the appropriate asset class when available for use and depreciation or amortization of the assets commences at that point of time.

The Company conducts a periodic assessment of the residual balances, useful lives, and depreciation or amortization methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Property, plant, and equipment (“PPE”) (Continued)

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company capitalizes interest on debt in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset, see Note 9 for additional information.

3.8 Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets, separately identifiable according to ASC 805, acquired in a business combination are measured at fair value as of the acquisition date. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition and are amortized over their estimated useful lives. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(a)	Goodwill

The Company measures goodwill at the fair value of the consideration transferred, including the recognized amount of any noncontrolling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured at fair value as of the acquisition date. Goodwill is allocated to a specific reporting unit upon acquisition. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment, if any, is determined as the excess of the carrying value over the fair value of that reporting unit. The impairment of goodwill is limited to the amount of goodwill in a reporting unit. Impairment testing is performed annually by the Company, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to determine the fair value that is used to measure impairment losses. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

(b)	Finite-lived intangible assets

Intangible assets are recorded at cost unless acquired through a business combination and recorded at fair value, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the following estimated useful lives, which do not exceed the contractual period, if any:

Licenses/permits	15
Right-to-use licenses	15
Host community agreements	15
Trade name / brand	5

Such assets are tested for impairment if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed periodically, and any changes in estimates are accounted for prospectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets (Continued)

(c)	Impairment of long-lived assets

The Company reviews long-lived assets, including PPE, right-of-use assets, and finite-lived intangible assets for impairment on a quarterly basis or whenever events or changes in circumstances indicated that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends.

The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded and recognized within Impairment of goodwill and other assets on the consolidated statement of operations, during the period in which the impairment is identified. Fair value is determined at the reporting unit level based upon estimated discounted future cash flows.

3.9 Leases and sale and leaseback accounting

The Company applies the accounting guidance in ASC 842 – Leases and assesses whether a contract is or contains a lease, at inception of a contract. The Company assesses whether the contract conveys the right to control the use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. Each lease is further analysed to check whether it meets the classification criteria of a finance or operating lease. Certain arrangements require significant judgement to determine if an asset is specified in the contract and if the Company directs how, and for what purpose, the asset is used during the term of the contract. Leases are recognized as a right-of-use asset (“ROU”) and corresponding liability at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating leases are included in Right-of-use assets – operating, net and Lease liabilities – operating – current portion and Lease liabilities – operating – non-current portion on the balance sheets. For operating leases, the Company records operating lease expense. Finance leases are included in Right-of-use assets – finance, net and lease liabilities are included in Lease liabilities – finance – current portion and Lease liabilities – finance – non-current portion on the balance sheets based on their payment dates. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the ROU (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. The Company primarily leases space for corporate offices, retail, cultivation, and manufacturing under non-cancellable operating leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are not based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components.

The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Company is reasonably certain to exercise. Renewal options are included in a number of leases across the Company.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in the statements of operations. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that depend on an index or a rate or are subject to a fair market value renewal are expensed as incurred and recognized in the statements of operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Leases and sale and leaseback accounting (Continued)

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies ASC 606 and ASC 842 when accounting for sale and leaseback transactions. Significant estimates and judgments applied include determination of the fair value of the underlying asset, transfer of control, and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount. In cases where the transaction does not qualify for sale and leaseback accounting treatment, the asset is not derecognized, and no gain or loss is recorded. The transaction is treated as a financing transaction. See Note 11 for additional information.

3.10 Equity investments

An equity method investee is an entity over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights unless evidence exists to the contrary.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof are defined as joint ventures. Joint ventures are also accounted for under the equity method. There were no joint ventures as of December 31, 2024.

3.11 Noncontrolling interests

Equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries are considered noncontrolling interests. The share of net assets attributable to noncontrolling interests is presented as a component of equity while the share of net income or loss is recognized in the statements of operations. Changes in the Company’s ownership interest that do not result in a loss of control of these less than wholly owned subsidiaries are accounted for as equity transactions, see Note 3.18.

3.12 Derivative liabilities and long-term debt

The Company’s debt instruments contain a host liability and freestanding Warrants. The Company uses the guidance under ASC Topic 815 – Derivatives and Hedging (“ASC 815”) and ASC Topic 480 – Distinguishing Liabilities from Equity (“ASC 480”) to determine if the embedded conversion feature must be bifurcated and separately accounted for as a derivative under ASC 815. It also determines whether any embedded conversion features requiring bifurcation and/or freestanding Warrants qualify for any scope exceptions contained within ASC 815. Generally, contracts issued or held by a reporting entity that are both (i) indexed to its own stock; and (ii) classified in shareholders’ equity, would not be considered a derivative for the purposes of applying ASC 815. Any embedded conversion features and/or freestanding Warrants that do not meet the scope exception noted above are classified as derivative liabilities, initially measured at fair value and remeasured at fair value each reporting period with changes in fair value recognized in the consolidated statements of operations. Any embedded conversion feature and/or freestanding Warrants that meet the scope exception under ASC 815 are initially recorded at their relative fair value in paid-in-capital and are not remeasured at fair value in future periods. The Company concluded that the Warrants met the criteria to be classified as equity and should be measured at fair value on the date of issuance. There were no derivative liabilities as of December 31, 2024.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.12 Derivative liabilities and long-term debt (Continued)

The host debt instrument is initially recorded at its relative fair value in non-current senior secured notes. The host debt instrument is accounted for in accordance with guidance applicable to non-convertible debt under ASC Topic 470 – Debt (“ASC 470”) and is accreted to its face value over the term of the debt with accretion expense and periodic interest expense recorded in the consolidated statements of operations. Issuance costs are allocated to each instrument (the host debt, embedded conversion feature and/or freestanding Warrants) in the same proportion as the proceeds that are allocated to each instrument other than issuance costs directly related to an instrument are allocated to that instrument only. Issuance costs allocated to the host debt instrument is netted against the proceeds allocated to the host debt. Issuance costs allocated to freestanding Warrants classified in equity are recorded in additional paid-in-capital.

3.13 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company and Exchangeable Shares, as defined below, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), and vested options of the Company (“Vested Options”). The treasury stock method is used for the assumed proceeds upon the exercise of the Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the years ended December 31, 2024 and 2023, the potentially dilutive financial instruments excluded from the calculation of earnings per share included nil and nil Warrants, nil and nil options and 701 and 1,908 RSUs, totaling 701 and 1,908 shares of potentially dilutive securities, respectively.

3.14 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments.

Stock-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, whichever is more readily determinable. Stock-based payment transactions are primarily for individuals whose compensation has been classified as part of general and administrative expenses in the statements of operations.

The costs of equity settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed straight line through the vesting period. Market and performance based RSUs are fair valued through Monte-Carlo simulations and are expensed over the indicative service period once the condition becomes probable. Market and performance RSUs are recorded once the condition is probable to occur, refer to Note 16.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date as the Company’s policy is to account for forfeitures as they occur. The income or loss for a period represents the movement in cumulative expense recognized in the statement of operations. At the end of each reporting period, the Company assesses if any forfeitures occurred and recognizes the impact in the statements of operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments (Continued)

(a) Stock-based payment transactions (Continued)

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting for expense purposes irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. When an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the statements of operations.

RSUs are issued on the vesting dates, sometimes net of the applicable statutory tax withholding to be paid by the Company on behalf of the employees. In those instances, lower shares are issued than the number of RSUs vested and the tax withholding is recorded as a reduction to paid-in capital. The terms of the stock-based payment awards allow an entity with a statutory income tax withholding obligation to withhold shares with a fair value up to the maximum statutory tax in the employee’s applicable jurisdiction.

(b) Warrants

The Company determines the accounting classification for equity-linked financial instruments such as warrants, as either liability or equity, by assessing ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging. Under ASC 480, warrants are considered a liability if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing a variable number of shares.

Under ASC 815, warrants are considered liabilities if contracts require or may require the issuer to net settle the contract for cash. Such derivatives are recorded as a liability at fair value until they are settled or expire, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date unless the warrants are modified.

The Company determined that all of its outstanding warrants are freestanding instruments which do not meet the characteristics of a liability and therefore are classified as equity.

3.15 Loss contingencies

Loss contingencies are recognized when the Company has a present obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Financial instruments

(a) Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the statements of operations.

(b) Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a)	amortized cost (“AC”).
b)	fair value through profit or loss (“FVTPL”); and
c)	fair value through other comprehensive income (“FVTOCI”).

Financial assets are subsequently measured at amortized cost if both of the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the statements of operations in the period that the asset is derecognized or impaired. All financial assets not classified at amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Company has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the statements of operations in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

(c) Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the statements of operations.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statements of operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.17 Taxation

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future more than their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company is subject to ongoing tax exposures, examinations, and assessments in various jurisdictions. Accordingly, the Company may incur additional tax expense based upon the outcomes of such matters. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

The Internal Revenue Service (“IRS”) has taken the position that cannabis companies are subject to the limits of IRC Section 280E under which they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code.

3.18 Variable Interest Entities (“VIE”)

Under certain provisions of ASC Topic 810 – Consolidations (“ASC 810”), the Company determines whether we are the primary beneficiary of a VIE. We assess whether we have the power to direct matters that most significantly impact the activities of the VIE and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE.

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured that such equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains or losses of the entity. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. We assess all variable interests in the entity and use our judgment when determining whether a particular entity is a VIE and if we are the primary beneficiary. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights, and level of involvement of other parties. We assess the primary beneficiary determination for a VIE on an ongoing basis if there are any reconsideration events related to a VIE. See Note 6.

Where we determine we are the primary beneficiary of a VIE, we consolidate the accounts of that VIE, under the guidance of ASC 805. The equity owned by other shareholders of the VIE is shown as noncontrolling interests in the accompanying consolidated financial statements.

3.19 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; expected credit losses of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; contingent consideration obligations resulting from business combinations; estimates of fair value of debt; estimates of lease guarantees; estimates on uncertain tax positions; incremental borrowing rates and rates implicit in the lease used for leases; and estimates of the fair value of stock-based payment awards.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (Continued)

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions, and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

(a)	Business combinations

The following areas require management’s critical estimates and judgments:

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 805.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the consideration transferred based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management is required to finalize its allocation on the earlier of the date that information becomes known, but no later than one year from the acquisition date. Until such time, these values might be provisionally reported and are subject to change. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent consideration targets are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are recognized at fair value using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether a transaction is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (Continued)

(b)	Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices, fair value of inventory acquired in a business combination and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value as well as investigates slow moving inventory, if applicable. The estimates are judgmental in nature and are made at a point in time, using available information, such as expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

(c)	Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(d)	Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Impairment tests rely on judgments and estimates related to growth rates, discount rates, and estimated margins.

(e)	Goodwill impairment

Goodwill is tested for impairment annually on December 31st of each fiscal year and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company may perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. Several factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

(f)	Leases

Each lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 7.8% to 19.47% per annum. The weighted-average rate is based on the Company’s incremental borrowing rate or implicit rate, which relies on judgments and estimates.

(g)	Provisions and contingent liabilities

When the Company is probable to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (Continued)

(h)	Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets, and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss.

3.20 Going concern, liquidity and management plan

In accordance with the FASB Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern, the Company’s management evaluated whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern within one year after the financial statements’ issuance date. The following matters raise substantial doubt about the Company’s abilities to continue as a going concern within one year after the date the consolidated financial statements are issued.

As reflected in the consolidated financial statements, the Company had cash and cash equivalents of $35,482, has incurred operating losses since inception, and an accumulated deficit of $1,142,410 as of December 31, 2024. These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from issuance of our consolidated financial statements can be mitigated by, but not limited to: (i) growth of sales from entering into new markets; (ii) continued cost-savings and efficiency optimization efforts; (iii) receiving or selling the remaining employee retention credit; (iv) divesture of non-core assets including but not limited to the current asset groups held for sale; (v) addressing our debt maturity profile, (vi) managing the timing and amount of certain expenses as well as capital expenditures; and (vii) seeking to take advantage of future potential financing (equity and/or debt) opportunities (viii) a strong working relationship with bondholders and continued collaboration on strategic initiatives. Management cannot provide any assurances that the Company will continue to be successful in accomplishing its business plans; if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

As of December 31, 2024, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to successfully execute its business plans, as detailed above, to address the conditions and events that raise substantial doubt about its ability to continue operations.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Discontinued operations

Strategic changes in the Company’s operations can be considered a discontinued operation if both the operations and cash flows of the discontinued business have been (or will be) eliminated from the ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the discontinued business after the disposal transaction. Under ASC Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations” (“ASC Subtopic 205-20”), a component of an entity that is classified as discontinued operations is presented separately from continuing operations in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for all periods presented. All assets and liabilities related to such discontinued operations are classified as held for sale and presented separately in the Consolidated Balance Sheets for all periods prior to the disposal by sale. Accordingly, the presentation of prior period balances may not agree to previously issued financial statements. See Note 4 for additional information regarding the results of operations and major classes of assets and liabilities of discontinued operations.

3.22 Assets and liabilities held for sale

The Company classifies its long-lived assets and related liabilities to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company no longer records depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale, see Note 7.

3.23 Operating segment information

The Company has determined that it operates in a single operating and reportable segment, the production and sale of cannabis. This is consistent with how the chief operating decision maker (“CODM”) allocates resources and assesses performance. The Company's products have similar characteristics due to the same raw material ingredient (cannabis), similar nature of cultivation process, the type or class of customer and the regulatory nature of the industry. Refer to note 20.

3.24 Change in accounting standards

Recently Issued and Adopted Accounting Standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies, however, emerging growth companies are not precluded from early adopting new accounting standards that allow so.

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 will be effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods therein, with early adoption permitted. The Company would be required to adopt this ASU for fiscal years beginning after December 15, 2024 and interim periods therein. The Company’s historical accounting policy has been to reflect discounts for contractual restrictions which will no longer be permissible once the ASU is adopted. The adoption of the ASU will not have an impact on previous measurements as retrospective adoption is not required.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.24 Change in accounting standards (Continued)

Recently Issued and Adopted Accounting Standards (Continued)

On March 27, 2023, the FASB issued ASU No. 2023-01 Topic 842 – Leases – Common Control Arrangements (“ASU 2023-01”), in response to private company stakeholder concerns about applying Topic 842 to related party arrangements between entities under common control. ASU 2023-01 was effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, early adoption was permitted. The adoption of this ASU on January 1, 2024, did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 Topic 280 – Segment Reporting (“ASU 2023-07”) to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, early adoption is permitted. The adoption of this ASU resulted in enhanced disclosure in segment reporting, see Note 20.

On December 14, 2023, the FASB issued ASU No. 2023-09 Topic 740 – Income Taxes (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 may have on the Company's consolidated financial statements.

On March 21, 2024, the FASB issued ASU No. 2024-01 Topic 718 – Stock Compensation (“ASU 2024-01”) which clarifies how an entity determines whether a profits interest or similar award is within the scope of ASC 718 or not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2024-01 may have on the Company's consolidated financial statements.

On November 4, 2024, the FASB issued ASU No. 2024-03 Subtopic 220-40 – Disaggregation of Income Statement Expenses (“ASU 2024-03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2024-01 may have on the Company's consolidated financial statements.

On November 26, 2024, the FASB issued ASU No. 2024-04 Subtopic 470-20 – Debt – Debt with conversion and other options (“ASU 2024-04”) which clarifies the circumstances in which an entity is required to account for a settlement of a debt instrument as an induced conversion. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2024-04 may have on the Company's consolidated financial statements.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4.    DISCONTINUED OPERATIONS

On March 27, 2023, the Company closed the sale of Blue Camo, LLC (“Blue Camo”) which comprised the Company’s Arizona business and included two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consisted of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $16,734 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 acquisition of Blue Camo, was eliminated, reducing the Company’s long-term debt by $22,505, along with accrued interest thereon of approximately $1,165 and potential earn-out contingent consideration to $nil.

The Company accounted for this sale as a disposal under ASC Subtopic 360-10, “Impairment or Disposal of Long-Lived Assets”. The Company has reclassified the operations of Arizona as discontinued operations for all periods presented prior to the sale as the disposal represents a strategic shift that will have a major effect on the Company’s operations and financial results. The Company determined the business to be held for sale as the criteria established under ASC 205-20-45-1E had been satisfied due to the sale occurring during the first quarter of 2023.

The following table details the components comprising net loss from discontinued operations:

Year Ended
December 31, 2023
Revenues from discontinued operations, net of discounts	$10,260
Cost of goods sold	9,074
Gross profit	1,186

Operating expenses from discontinued operations:
Selling, general, and administrative	2,115
Depreciation and amortization	2,675
Total operating expenses from discontinued operations	4,790

Loss from operations	(3,604)

Other expense
Interest Expense	(580)

Income taxes
Current tax provision	(575)
Deferred tax benefit	870
Total income taxes	295

Loss from discontinued operations
Loss from discontinued operations, net of taxes	(3,889)
Loss on disposal of discontinued operations	(182,464)
Loss from discontinued operations	$(186,353)

The loss on disposal of discontinued operations of approximately $182,464 was derived from the gross proceeds of $49,336, made up of $20,000 of cash consideration and a $5,666 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $231,800. As of December 31, 2023, the Company finalized the settlement of the working capital adjustment, receiving $1,583 in cash proceeds and $4,083 in consideration other than cash.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.    BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

2023 Fourth Quarter Acquisition

Asset acquisition

On November 2, 2023, the Company completed its acquisitions in Land of Lincoln Dispensary LLC (“Land of Lincoln”) through a membership interest purchase agreement. As part of the purchase accounting for this acquisition, the Company recorded intangible assets of $200, which was associated with two conditional adult use dispensary licenses that allow for the retail sales of cannabis. The amortization period for the licenses was determined to be 15 years, which reasonably reflects the useful lives of the assets.

The Land of Lincoln acquisition did not meet the definition of a business according to ASC 805 and as such, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $200, paid in cash, all of which was allocated to intangible assets - licenses.

6.    VARIABLE INTEREST ENTITIES (“VIE”)

In April 2023, the Company finalized the acquisition of Tahoe Hydro and assumed 100% of the membership interest. Based on the changes in circumstances, the Company re-evaluated the status of Tahoe Hydro as a variable interest entity, concluding that the Company had acquired a controlling interest in Tahoe Hydro. Purchase consideration for the acquisition included $1,382 in cash, net of transaction expenses, promissory note of $1,580, the conversion of a convertible note of $2,800, and $115 in the form of 233 Exchangeable Shares. These shares have contractual restrictions on their ability to be sold for six to twelve months. The fair value of the shares was determined by the share price on the CSE at the date of acquisition and a 19.45% discount rate attributed to the contractual restrictions.

During 2023, the Company entered into an option and support service agreement with Daily Releaf, LLC, Heaven Wellness, LLC and Twice the Wellness, LLC, (collectively “Ohio Dispensaries”), each is licensed to operate a medical marijuana dispensary in Ohio. The option agreement provides the Company with the future ability to acquire 100% of the equity interests in dispensaries.

On July 11, 2024, the Company finalized the acquisition of NV Green, Inc. (“NVG”) and assumed 100% ownership of the membership interest. Based on the changes in circumstances, the Company re-evaluated the status of NVG as a variable interest entity, concluding that the Company had acquired a controlling interest. Purchase consideration for the acquisition included a promissory note of $1,820, the conversion of a convertible note of $700, and $115 in the form of 58 Exchangeable Shares.

In 2022, the Company entered into a Management Services Agreement (“MSA”) with Connecticut Retail Solutions II, LLC and Connecticut Cultivation Solutions, LLC (“CT Solutions”), which holds a provisional license to operate a marijuana dispensary and cultivation facility in Connecticut. Under the MSA, the Company is responsible for providing operational oversight, administrative support, and key management services seek to ensure regulatory compliance and facilitate the successful launch of both retail and cultivation operations.

In July 2024, the Company entered into an Option Agreement and Support Service Agreement with Good Day Dispensary, LLC (“Good Day”), which holds a provisional license to operate a medical marijuana dispensary in Ohio. The option agreement provides the Company with the future right to acquire 100% of the equity interests in the entity on fulfillment of certain conditions. The purchase consideration will be $2,000, settled through subsuming a bridge loan and the remainder in equity shares. As of December 31, 2024, this entity is not operational, and the fair value of Good Day's assets and liabilities is de minimis.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

6.    VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

The following tables present the summarized financial information about the Company’s consolidated VIEs which are included in the balance sheets as of December 31, 2024 and 2023 and statements of operations for years ended December 31, 2024 and 2023. All these entities were determined to be VIEs as the Company possesses the power to direct activities and obligation to absorb losses through management services agreements.

	As of				As of
	December 31, 2024				December 31, 2023
	CT		Ohio				Ohio
	Solutions	Parma	Dispensaries	Total	TH/NVG	Parma	Dispensaries	Total
Current assets	$(80)	$16,545	$4,686	$21,151	$(351)	$10,616	$(2,257)	$8,008
Non-current assets	2,732	11,816	6,326	20,874	1,077	13,210	6,441	20,728
Total assets	$2,652	$28,361	$11,012	$42,025	$726	$23,826	$4,184	$28,736

Current liabilities	$671	$25,721	$1,969	$28,361	$604	$18,962	$1,647	$21,213
Non-current liabilities	801	132	3,238	4,171	383	1,280	3,369	5,032
Total liabilities	1,472	25,853	5,207	32,532	987	20,242	5,016	26,245

Noncontrolling interest	(652)	(10,058)	(3,966)	(14,676)	796	(10,158)	(1,764)	(11,126)
Equity (deficit) attributable to Ayr Wellness Inc.	1,832	12,566	9,771	24,169	(1,057)	13,742	932	13,617
Total liabilities and equity	$2,652	$28,361	$11,012	$42,025	$726	$23,826	$4,184	$28,736

	Year Ended					Year Ended
	December 31, 2024					December 31, 2023
	CT			Ohio				Ohio
	Solutions	NVG	Parma	Dispensaries	Total	TH/NVG	Parma	Dispensaries	Total
Revenues, net of discounts	$533	$—	$8,938	$13,318	$22,789	—	$3,170	$462	$3,632
Net income (loss) attributable to noncontrolling interest	(652)	(392)	100	(2,107)	(3,051)	(673)	(4,630)	(1,764)	(7,067)
Net income attributable to Ayr Wellness Inc.	—	—	96	—	96	—	(1,275)	—	(1,275)
Net income (loss)	$(652)	$(392)	$196	$(2,107)	$(2,955)	$(673)	$(5,905)	$(1,764)	$(8,342)

	CT			Ohio
	Solutions	TH/NVG	Parma	Dispensaries	Total
Noncontrolling interest at January 1, 2023	$—	$7,528	$(5,528)	$—	$2,000
Acquisition of Tahoe Hydro	—	(6,059)	—	—	(6,059)
Net loss attributable to noncontrolling interest during the period	—	(673)	(4,630)	(1,764)	(7,067)
Noncontrolling interest at December 31, 2023	—	796	(10,158)	(1,764)	(11,126)
Acquisition of variable interest entity	—	(404)	—	(95)	(499)
Net income (loss) attributable to noncontrolling interest during the period	(652)	(392)	100	(2,107)	(3,051)
Noncontrolling interest at December 31, 2024	$(652)	—	$(10,058)	$(3,966)	$(14,676)

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

7.    ASSETS AND LIABILITIES HELD FOR SALE

During 2024, the Company committed to a plan to sell its Illinois operations. Accordingly, certain of the assets and liabilities held by the Company’s Illinois entity was presented as a disposal group held for sale on the consolidated balance sheet as of December 31, 2024. In accordance with ASC 205-20-50-1(a) the Company has retrospectively reflected the reclassification of assets and liabilities of this entity as held for sale on the balance sheet as of December 31, 2023 and excluded from the accompanying notes.

The planned disposal as of December 31, 2024 did not represent a strategic shift of the Company that had or will have a major effect on the Company’s operations and financial results. Accordingly, the operations were not segregated and were presented as continuing operations in the consolidated statements of operations for the years ended December 31, 2024 and 2023. The disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	As of
	December 31, 2024	December 31, 2023
Assets held for sale
Inventory and other current assets	$759	$838
Property, plant, and equipment, net	966	236
Intangible assets, net	5,375	14,243
Right-of-use assets, net	613	893
Long term deposits	57	—
Total assets held for sale	$7,770	$16,210

Liabilities held for sale
Trade payables	$1,182	$750
Lease liabilities	2,395	895
Income tax payable	2,068	2,123
Accrued liabilities	129	82
Total liabilities held for sale	$5,774	$3,850

During the year ended December 31, 2024, the Company recorded a loss on the impairment of the held for sale assets of $10,962, which is recorded as a part of impairment of goodwill and other assets on the consolidated statements of operations.

8.    INVENTORY

The Company’s inventory includes the following:

	December 31,	December 31,
	2024	2023
Materials, supplies, and packaging	$8,085	$7,505
Work in process	77,764	69,632
Finished goods	26,709	28,956
Total inventory	$112,558	$106,093

The amount of inventory included in cost of goods sold during the years ended December 31, 2024 and 2023, was $246,303 and $218,587, respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value. Such write-downs were de minimis for the year ended December 31, 2024 and 2023.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9.    PROPERTY, PLANT, AND EQUIPMENT

As of December 31, 2024 and 2023, property, plant, and equipment, net consisted of the following:

	December 31,	December 31,
	2024	2023
Furniture and equipment	$65,144	$52,727
Auto and trucks	1,385	1,393
Buildings	93,082	94,914
Leasehold improvements	152,242	172,838
Land	10,478	13,878
Construction in progress	8,779	12,571
Total	331,110	348,321
Less: Accumulated depreciation and amortization	53,361	37,942
Total property, plant and equipment, net	$277,749	$310,379

Capitalized interest for the years ended December 31, 2024 and 2023, totaled $6,428 and $9,981, respectively. Depreciation and amortization expense for the years ended December 31, 2024 and 2023, totaled $21,104 and $25,226, respectively, of which $14,677 and $15,846 respectively, is included in cost of goods sold.

As part of our evaluation, an impairment test was performed on long-lived assets as of December 31, 2024 and 2023. As a result, the Company concluded that the carrying amount of certain long-lived assets exceeded the fair value and recorded an impairment loss on PPE assets of $12,107 and $4,858 during 2024 and 2023, respectively.

10.    GOODWILL AND INTANGIBLE ASSETS

Goodwill

As of December 31, 2024 and 2023, the Company’s goodwill is as follows:

(In thousands)
As of January 1, 2023	$94,108
Impairment of goodwill	—
As of December 31, 2023	94,108
Impairment of goodwill	(94,108)
As of December 31, 2024	$—

Intangible Assets

In December 2022, an entity co-owned by the Company was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut, which included the rights to two retail dispensary licenses of which one is operational. An intangible asset of $3,000 was recorded in connection with the cash payment, with 50% allocated to cultivation and 50% to retail. Also, in December 2023, the Company acquired a standalone delivery license in Connecticut and recorded an intangible asset of $200 in connection with the cash payment for the cost of the license. The cultivation and delivery operations in Connecticut are not currently active, as such, no amortization expense has been recorded as of December 31, 2024 and 2023.

Amortization expense is recorded within cost of goods sold and total operating expenses. The amount in cost of goods sold for the years ended December 31, 2024 and 2023 was $16,577 and $16,825, respectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.    GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets (Continued)

The following table represents intangible assets, net of accumulated amortization:

		December 31, 2024	December 31, 2023
	Amortization period (# of years)
Licenses/permits	15	$574,712	$626,793
Right-to-use licenses	15	15,097	16,407
Host community agreements	15	24,415	26,954
Trade name / brand	5	2,437	3,591
Total		$616,661	$673,745

The following table presents the future amortization expense as of December 31, 2024:

Amortization Expense
2025	$56,348
2026	56,348
2027	56,348
2028	56,348
2029	56,348
2030 and beyond	333,221
Total	$614,961

Impairment of goodwill

As part of the annual impairment test as of December 31, 2024 and 2023, a one-step quantitative impairment test was performed over Florida, the only reporting unit with goodwill acquired through an acquisition. The following significant assumptions were applied in the determination of the fair value of the reporting unit using a discounted cash flow model:

●	Cash flows: estimated cash flows were projected based on actual operating results from internal sources, as well as industry and market trends. The forecasts were extended to a total of five years (with a terminal value thereafter);
●	Terminal value growth rate: The terminal growth rate of 3% was based on historical and projected consumer price inflation, historical and projected economic indicators and projected industry growth;
●	Post-tax discount rate: the post-tax discount rate of 15% and 20%, respectively, is reflective of the weighted average cost of capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta premium, and after-tax cost of debt based on corporate bond yields; and
●	Tax rate: the tax rates used in determining future cash flows were those substantively enacted at the respective valuation date.

The Company compared the fair value of the reporting unit to its carrying value to determine whether the carrying value exceeded fair value. The Company recorded impairment of goodwill of $94,108 for the year ended December 31, 2024, reducing the remaining carrying value of goodwill in the Company’s Florida reporting unit. The carrying value of goodwill for the years ended December 31, 2024 and 2023 was $nil and $94,108, respectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.    GOODWILL AND INTANGIBLE ASSETS (Continued)

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets, including finite-lived intangible assets, to determine whether events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company determined that changes in market expectations as a result of increased competition and price compression at the reporting units were indicators that an impairment test was required as of December 31, 2024 and 2023.

The impairment test for long-lived assets is a three-step test, whereby management first determines the grouping of long-lived assets to be held and used, and next determines the recoverable amount by calculating the future undiscounted cash flows of each asset group, which is performed prior to the goodwill impairment test described above. If the recoverable amount is lower than the carrying value of the asset group, then impairment is indicated. The Company then determines the fair value of the asset group and allocates the impairment to the assets. The Company compared the carrying value of the asset group to its future undiscounted cash flows and determined that the carrying value did not exceed the future undiscounted cash flows. As such, the Company was not required to perform the impairment loss calculation (Step 3).

The future undiscounted cash flows of the specific assets that were evaluated for impairment were determined using the multi period excess earnings method based on the following key assumption:

●	Cash flows: estimated cash flows were projected based on actual operating results from internal sources, net of interest and depreciation/amortization, as well as industry and market trends. The forecasts were extended through the estimated useful lives of the assets.

During the year ended December 31, 2024, the Company committed to a plan to sell its Illinois operations. Based on an analysis of the fair value of these assets, the carrying value of the intangible asset was written down by $8,729 and impairment charges were recognized in the consolidated statement of operations see Note 7 for additional information.

11.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	December 31, 2024				December 31, 2023
	Operating Leases		Finance Leases		Operating Leases		Finance Leases
Incremental borrowing or implicit rate (weighted average)	13.10%		10.73%		11.83%		10.37%
Weighted average remaining lease term	11.82	yrs	5.04	yrs	12.12	yrs	4.76	yrs

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Continued)

The maturities of the contractual lease liabilities as of December 31, 2024 are as follows:

	Operating Leases	Finance Leases	Total
2025	$41,554	$7,044	$48,598
2026	42,105	5,041	47,146
2027	41,334	3,897	45,231
2028	40,853	3,058	43,911
2029	39,420	2,213	41,633
2030 and beyond	311,330	4,499	315,829
Total undiscounted lease liabilities	516,596	25,752	542,348
2025 Tenant allowance	(19,388)	–	(19,388)
Impact of discounting	(305,843)	(5,706)	(311,549)
Total present value of minimum lease payments	$191,365	$20,046	$211,411

In June 2022, the Company closed on a real estate financing transaction resulting in $27,599 of cash proceeds for the sale and simultaneous leaseback of a cultivation facility. The transaction included a construction financing allowance of up to $14,187. Control was never transferred to the buyer-lessor because the transaction did not qualify for sale-leaseback treatment. On April 5, 2024, the Company amended the lease, terminating the option to repurchase the facility at the end of the lease term. This amendment was accounted for as a lease modification that resulted in the reclassification of the lease from a finance to an operating lease. As a result, the Company divested $35,804 of machinery, building and improvements and $510 of land and derecognized the construction finance liability of $39,176. The Company recognized a gain of $2,862 recorded within gain on sale of assets on the statements of operations. The resulting lease was recorded as an operating lease and resulted in a lease liability of $35,034 and a right-of-use (“ROU”) asset of $34,428.

On June 10, 2024, the Company closed on a real estate financing transaction for a 16-acre property, encompassing 145,000 square feet of industrial space located in Florida. The lease has a tenure of 15 years, with an option to extend for an additional 10-year term. The agreement includes a $30,000 tenant improvement allowance to be allocated towards enhancements to the facility. The tenant allowance is reimbursed when the related expense is incurred. The lease was recorded as an operating lease by using the rate implicit in the lease of 19.47% and resulted in a lease liability of $2,863 and an ROU asset of $2,569, with the tenant improvement allowance expected to increase the lease liability as incurred.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Continued)

On November 20, 2024, the Company completed a sale and lease back transaction to sell real estate in Massachusetts for a purchase price of $3,000. The Company leased back the facilities and continues to operate and manage them under a long-term agreement. The transaction qualified for sale-leaseback treatment under ASC 842. As a result of the sale, the Company derecognised of $4,615 of buildings and improvements, and $5,079 of land. The Company recognized a loss on sale related to the transaction of $6,694 which was recorded within loss on sale of assets on the consolidated statements of operations. The lease was recorded as an operating lease and resulted in a lease liability of $2,565 and an ROU asset of $2,563.

Payments related to capitalized leases during the years ended December 31, 2024 and 2023, are as follows:

	Year Ended
	December 31, 2024	December 31, 2023
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$15,187	$8,783
Lease liabilities - operating expense, G&A	18,307	16,366
Lease liabilities - finance
Amortization of right-of-use assets, COGS	6,988	6,913
Amortization of right-of-use assets, G&A	139	165
Interest on lease liabilities - finance, COGS	2,407	3,017
Interest on lease liabilities - finance, G&A	23	37
Total lease expense	$43,051	$35,281

As of December 31, 2024 and 2023, the Company concluded that the carrying amount of certain ROU operating assets exceeded the fair value and recorded an impairment loss of $3,169 and $1,462, respectively.

12.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and shareholders of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the consolidated financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by a former executive of Ayr, entered into a month-to-month management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support. In addition, the management fees paid to the related party also reimbursed them for other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. Lease fees included in the operating lease during the years ended December 31, 2024 and 2023, were $914 and $858, respectively.

During the years ended December 31, 2024 and 2023, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $nil and $54 of office expenses, and $nil and $24 of development fees, $1,257 and $1,083 of rental fees, and $9 and $83 of interest expense, respectively, for the years ended December 31, 2024 and 2023.

In addition to the fees above, on May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreement of Sira Naturals, Inc. (“Sira”), owned by the board member. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. The deferred payment is classified within accrued liabilities and other long-term liabilities. The Company incurred $1,006 and $nil, of interest expense, respectively, for the years ended December 31, 2024 and 2023.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.    RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

As part of the debt restructuring agreement dated February 7, 2024, the Majority Noteholders were granted the annual right to appoint one independent director (who must not be affiliated with a competitor) to the Company’s Board of Directors, provided they continue to hold a majority of the aggregate principal amount of the 13% Senior Notes. The appointed director is recognized as one of the beneficial holders of the 13% Senior Notes. Subsequent to year-end, this director transitioned from a board member to a board observer. See Note 13 for further details on the debt restructuring agreement.

Refer below to the debts payable note for additional information regarding the debts payable to related parties, for the years ended December 31, 2024 and 2023.

13.    DEBTS PAYABLE AND SENIOR SECURED NOTES

As of December 31, 2024 and December 31, 2023, the Company’s total debts payable consisted of the following:

Debts payable
As of January 1, 2023	$480,206
Discounted as of December 31, 2022	598
Debt issuance costs	(1,000)
Debt issuance costs amortized	2,341
Debt issued	66,245
Construction financing	2,024
Senior secured notes premium amortized	(3,018)
Less: extinguishment related to sale of Arizona business	(22,505)
Less: repayment	(52,029)
Less: discounted to fair value	(199)
As of December 31, 2023	472,663
Discounted as of December 31, 2022	199
Senior secured notes premium amortized	(2,867)
Senior secured notes discount	(24,486)
Senior secured notes discount amortized	7,696
Debt issuance costs	(57,188)
Debt issuance costs amortized	14,321
Debt issued	60,583
Construction financing	(38,205)
Less: repayment	(22,242)
Total debts payable as of December 31, 2024	410,474
Total accrued interest payable related to debts payable as of December 31, 2024	$6,881

The details of total debts payable are as follows:

December 31, 2024
Total debt
Total debts payable, undiscounted	$179,992
Senior secured notes, undiscounted	293,250
Total debt obligations	473,242
Less: Unamortized debt issuance costs	(40,092)
Less: Unamortized debt discount	(16,791)
Less: Unamortized debt premium	(5,885)
Total debts payable, net	410,474
Less: current portion	(24,828)
Total long term debts payable, net	$385,646

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

The following table presents the future obligations under debts payable as of December 31, 2024:

Future debt obligations (per year)
2025	$24,852
2026	357,139
2027	14,103
2028	2,176
2029	2,352
2030 and beyond	72,620
Total debt obligations	$473,242

Senior secured notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of 12.5% secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes were considered additional notes under the indenture governing the Company’s existing notes of $110,000 which were entered into on December 10, 2020.

On February 7, 2024, following the receipt of court and other required regulatory approvals, the Company completed  debt restructuring transactions contemplated by the Support Agreement entered into with the majority noteholders, pursuant to which: (i) all of the then outstanding secured notes were exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes" and such exchange, the “Exchange Transaction”); (ii) an additional $40,000 in gross cash proceeds was raised through the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to a 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) as the offering of the New Money Notes was backstopped by one of the majority noteholders, such backstop party received a backstop premium on closing payable in the form of 5,948 Equity Shares (the “Backstop Shares”) in the Company; and (iv) holders of the 12.5% secured notes received 29,040 Equity Shares (the “New Shares”) in the Company. The Backstop Shares and New Shares had contractual restrictions on their ability to be sold for six months, applicable to 50% of the shares issued, which expired on August 7, 2024. The fair value of the shares was based on the share price on the CSE at the date of closing and a 28.6% discount rate attributed to the equity security-specific restrictions, resulting in a fair value of $94,302 at issuance. The Backstop Shares and New Shares met the criteria to be recorded as equity under ASC 815 and the fair value is included in the loss on extinguishment.

In accordance with debt extinguishment accounting rules outlined in ASC 470, the Company recorded a loss on extinguishment of $79,172 for the year ended December 31, 2024 in the consolidated statement of operations related to the restructuring of debt. In connection with the extinguishment in the aggregate amount of $243,894, the Company issued new debt in the principal amount of $293,250, including additional proceeds of $40,000, which was recorded at fair value of $268,764 and the Backstop Shares and New Shares issued on the closing date. On the closing date, the Company fully amortized the debt premium of $2,615 related to the 12.5% secured notes that was extinguished and recognized a debt discount of $24,486 related to the new 13% Senior Notes.

In addition, 23,046 Warrants (the “Anti-Dilutive Warrants”) were issued to all the existing shareholders of Ayr (excluding recipients of the New Shares and the Backstop Shares). The Anti-Dilutive Warrants are exercisable for an equal number of Equity Shares at a price of $2.12 per share until February 7, 2026.

The Anti-Dilutive Warrants are only exercisable by non-U.S. Persons and Accredited Investors in the U.S., as such terms are defined under U.S. securities laws. The Anti-Dilutive Warrants commenced trading on the CSE on February 14, 2024 under the ticker symbol AYR.WT.U. The Company evaluated the Warrants issued under ASC 480 and ASC 815. These Warrants do not have a redemption feature and are traded separately from our shares on the CSE exchange. They can be converted into shares, on a one-for-one conversion ratio, upon payment of a fixed exercise price. The Company determined that these Warrants are freestanding financial instruments that qualify for the scope exemption for being accounted as derivatives. The Company therefore concluded that the Warrants meet the criteria to be classified as equity and should be measured at fair value on the date of closing. No changes would be required to the measurement amount or the classification unless an event that requires a reclassification of the Warrants out of equity occurs.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Senior secured notes (Continued)

Additionally, the Company incurred financing costs of $65,314 related to the restructuring, which includes Warrants issued to shareholders that had a fair value of $47,049 at issuance, which was calculated using a Black-Scholes model and included assumptions such as volatility of 104.3% and a risk-free rate of 4.4%. The financing costs are being amortized to interest expense over the term of the loan using the straight-line method, approximating the effective interest method.

The 13% Senior Notes require the Company to comply with customary covenants, including restrictions on the payment of dividends, repurchase of stock, incurrence of indebtedness, dispositions, and acquisitions. The 13% Senior Notes also contain customary events of default including non-payment of principal or interest; violations of covenants; bankruptcy; cross defaults to other debt; and material judgment defaults. The 13% Senior Notes are guaranteed by all the Company’s subsidiaries and are secured by substantially all the assets of the Company and its subsidiaries (subject to certain exceptions). No prepayment premium is required for prepayment.

The 13% Senior Notes also require the Company to comply with two financial covenants under the 13% Senior Notes. The Company shall maintain an amount of unrestricted cash balance of no less than $20,000, to be tested on the last day of each month, beginning on January 31, 2024. Additionally, commencing with the fiscal quarter ending September 30, 2024, the Company shall not permit the Consolidated Net Leverage Ratio (as defined in the Amended and Restated Indenture of the 13% Senior Notes) as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below, as applicable, to be greater than the applicable leverage ratio set forth below:

Fiscal Quarter End	Consolidated Net Leverage Ratio
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

The Company has an equity cure right, through the new issuance of, or out of the net cash proceeds of, the sale of equity interests of the Company, for each of these financial covenants. The Company is in compliance with these covenants as of December 31, 2024.

As of December 31, 2024, the majority debt holders signed a written consent extending the post-closing covenant to use reasonable best efforts to raise $20,000 of equity by December 31, 2024 until March 31, 2025. The Company intends to continue using reasonable best efforts to pursue an equity raise in 2025.

Other debts payable

As part of business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

On March 24, 2023, the Company amended a loan agreement with a community bank and received additional total proceeds of $10,000, net of financing costs of $100, with an 8% annual interest rate payable monthly for the incremental proceeds.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Other debts payable (Continued)

Pursuant to the agreement to acquire Tahoe Hydro, the Company issued a non-related party promissory note in the amount of $1,580 to the former member of Tahoe Hydro that is secured by all the assets of and a pledge of membership interests in Tahoe Hydro. The note matures four years from the closing date of April 7, 2023, with an annual interest rate of 8% with quarterly straight-line amortization and interest payments over the life of the loan.

On May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD NJ LLC (“GSD”) and Sira Naturals, Inc. (“Sira”). The amendment for GSD settles the contingent consideration with total proceeds of $38,860, consisting of $10,000 in cash, promissory notes in an aggregate principal amount of $14,000, $10,925 in deferred cash, and $4,647 of Equity Shares. The $10,094, net of payments made of $831, in deferred cash is classified within accrued expenses on the balance sheet as of December 31, 2023. The deferred cash balance was paid in full subsequent to December 31, 2023. The $14,000 promissory notes are due December 2026 with monthly interest-only payments of 13.5% until May 2024 (with 1% monthly amortization thereafter). The number of Equity Shares was calculated based on a market price equal to $0.79 which represents 3,797 Equity Shares. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. Refer to Note 15 for further details on the fair value loss recognized on the settlement of the contingent consideration.

In May 2023, the Company executed contingent agreements, securing a two-year deferral on principal or amortization payments of certain of its debt obligations, which included aggregate principal amount of approximately $69,000 of debt obligations, including contingent agreements with holders of approximately $60,500 aggregate principal amount of vendor take-back promissory notes. The effectiveness of the maturity and amortization deferrals was contingent on an extension of the Company’s Senior Secured Notes to December 10, 2026, or a later date (or an exchange of the Senior Secured Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). The effectiveness of the maturity and amortization deferrals was contingent on the closing of the Senior Secured Note extension transaction which closed February 7, 2024, or in some cases the execution of an agreement by a requisite threshold of Senior Noteholders to extend the maturity date of the Senior Secured Notes by at least two years. As of December 31, 2023, the Company and its subsidiaries had approximately $116,063 of indebtedness in respect of the vendor take-back promissory notes, of which approximately $77,110 were subject to subordination agreements in favor of the Senior Secured Notes. On October 31, 2023, the Company entered into a Support Agreement with the Majority Noteholders of the Senior Secured Notes to extend the maturity date by two years.

The Company finalized the amendments for the debt, generally contingent on the closing of the transaction contemplated in the Support Agreement. The modification for these loans did not meet the requirement of a debt extinguishment under ASC 470-50 – Debt Modifications and Exchanges and no gain or loss was recognized as of December 31, 2023.

On July 7, 2023, the Company entered into a loan agreement to refinance and upsize an existing mortgage which was due to mature in May 2024. The loan agreement included total proceeds of $40,000, with an interest rate of 5-year Federal Home Loan Bank Rate plus 4%, which implies a current rate of 8.27% with interest-only payments for the first 18 months. The note extends the maturity of the existing mortgage to 10 years. Proceeds from the loan were used to pay down the Company’s existing mortgage of $25,219. Additionally, on March 26, 2024, the Company completed an $8,400 upsizing of its existing mortgage for the Gainesville cultivation facility, raising the principal amount to $48,400. These funds were utilized towards additional investments, as well as for general working capital needs. Aside from the upsizing, there were no modifications to the mortgage terms, including the interest rate or the maturity date set for 2033. The modification for this loan did not meet the requirement of a debt extinguishment under ASC 470 and no gain or loss was recognized.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.    DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Other debts payable (Continued)

On October 31, 2023, the Company entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note provided, among other things, for a principal payment of $3,000, paid upon closing of the debt restructuring transactions on February 7, 2024, and a deferral of the maturity of the remaining $17,000 of principal and $5,530 of accrued payment-in-kind interest for a period of two years to May 24, 2026. In addition, the interest on the LivFree Note converted from payment-in-kind to monthly cash interest payments and the interest rate increased from 6.0% to 10.0%. The modification for this loan did not meet the requirement of a debt extinguishment under ASC 470 and no gain or loss was recognized.

On July 11, 2024, the Company issued a non-related party promissory note in the amount of $1,820 to the former member of NV Green that is secured by all the assets of and a pledge of membership interests in NV Green. The note matures three years from the closing date of July 2024 with an annual interest rate of 8% with quarterly straight-line amortization payments over the life of the loan.

Interest expense associated with related party debt payable for the years ended December 31, 2024 and 2023 was $9 and $83, respectively.

14.    SHARE CAPITAL

The following activity occurred during the year ended December 31, 2024:

●	In relation to the vesting of 4,402 RSUs, 4,402 Equity Shares were issued.
o	358 shares were forfeited during the period.
●	92 Exchangeable Shares were exchanged for 92 Equity Shares related to the acquisition of PA CannTech.
●	7 Exchangeable Shares were exchanged for 7 Equity Shares related to the Q1 2022 acquisition of Levia.
●	225 Exchangeable Shares were exchanged for 225 Equity Shares related to the Q1 2022 acquisition of Tahoe Hydro.
●	3,696 Multiple Voting Shares were converted on a one-for-one basis to Subordinate Voting Shares due to the automatic conversion occurring 60 months from the date of first issuance.
●	645 Treasury Shares were retired.
●	34,988 Equity Shares were issued in connection with the debt restructuring.
●	23,046 Anti-Dilutive Warrants were issued to existing shareholders.
●	13 Equity Shares were issued in connection with the Exercise of Warrants.
●	2,874 outstanding Warrants issued on May 24, 2019 have expired as of May 24, 2024.
●	44 Equity Shares were issued in relation to the acquisition of a variable interest entity.
●	58 Exchangeable Shares were issued in relation to the Q3 2024 acquisition of NV Green.
●	1,365 Exchangeable Shares were exchanged for 1,365 Equity Shares related to the Oasis acquisition.

The following activity occurred during the year ended December 31, 2023:

●	In relation to the vesting of 3,262 RSUs, 3,169 Equity Shares were issued due to net settlement.
o	137 shares were forfeited during the period.
●	3,798 Exchangeable Shares were issued in connection with the GSD contingent consideration settlement.
●	233 Exchangeable Shares were issued in connection with the Q2 2023 acquisition of Tahoe Hydro.
●	52 Exchangeable Share was exchanged for 52 Equity Shares related to the Q1 2022 acquisition of Levia.
●	354 Exchangeable Shares were exchanged for 354 Equity Shares related to the Q2 2022 acquisition of Herbal Remedies.
●	9 Exchangeable Shares were converted into 9 Equity Shares.
●	66 Equity Shares were issued for consulting services.
●	15 Exchangeable Shares were exchanged for 15 Equity Shares related to the Oasis acquisition.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14.    SHARE CAPITAL (Continued)

Warrants

The 2,874 outstanding Warrants that were issued on May 24, 2019 with a strike price of $9.07, all expired as of May 24, 2024. The average remaining life of the Anti-Dilutive Warrants is under one year and two months with an intrinsic value of $nil. The Anti-Dilutive Warrants have an exercise price of $2.12. The number and fair value of Warrants outstanding as of December 31, 2024 and December 31, 2023 is:

	Number	Fair Value
Balance as of January 1, 2023	2,874	$1,786
No activity	—	—
Balance as of December 31, 2023	2,874	$1,786
Warrants Issued	23,046	47,049
Exercise of Warrants	(13)	(26)
Forfeitures of Warrants, due to expiration	(2,874)	(1,786)
Balance as of December 31, 2024	23,033	$47,023

15.    DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

In May 2023, the Company reached an agreement to amend and settle the terms of contingent consideration under the membership interest purchase agreements of GSD and Sira. The Company recognized a fair value loss in 2023 of $918 on the settlement of the contingent consideration obligation for GSD and $3,660 on the settlement of the contingent consideration obligation for Sira.

The fair value adjustment relating to derivative liabilities has been included in the statements of operations under “Fair value gain on financial liabilities” as detailed below:

Year ended
December 31,
2023
Gain from FV adjustment on contingent consideration	$27,597
Loss from settlement of contingent consideration	(4,578)
Other	4
Total	$23,023

16.    STOCK-BASED COMPENSATION

The stock-based compensation expense is based on either the Company’s share price for service-based and market-based conditions on the date of the grant or the fair value of the performance-based RSU. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the years ended December 31, 2024, there were 525 each of market and performance based RSUs outstanding, totaling 1,050. During the years ended December 31, 2024 and 2023, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the years ended December 31, 2024 and 2023, there were 358 and 137 forfeitures of nonvested RSUs, respectively.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16.    STOCK-BASED COMPENSATION (Continued)

During the years ended December 31, 2024 and 2023, 4,402 Equity Shares vested, of which 4,401 were issued and 3,262 of which 3,169 were issued due to net settlement, respectively. During the years ended December 31, 2024 and 2023, the result of the net settlement was 1 Equity Shares were withheld with a total value of $283 and 93 Equity Shares were withheld with a total value of $366 to pay income taxes on behalf of the grantees, respectively. As of December 31, 2024, the average remaining life of unvested RSUs is approximately one year with an expected expense over the next 12 months of $6,045 with an aggregate intrinsic value of $8,226 using the stock price as of December 31, 2024 and as of December 31, 2023, the average remaining life of unvested RSUs is one year and eleven months with an expected expense over the next 12 months of $9,967 with an aggregate intrinsic value of $16,714 using the stock price as of December 31, 2023. The number of RSUs outstanding as of December 31, 2024 and 2023, were as follows:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2023	6,628	$17.56
Granted	1,760	1.20
Vested	(3,262)	18.15
Forfeited	(137)	9.09
RSUs outstanding and nonvested, as of December 31, 2023	4,989	$11.64
Granted	2,652	2.10
Vested	(4,402)	11.27
Forfeited	(358)	7.43
RSUs outstanding and nonvested, as of December 31, 2024	2,881	$3.95

1 Includes Ayr granted but unvested market and performance based RSUs totaling 1,050 that do not meet the probability threshold

Options

The range of exercise price is between $10.59 and $29.05. As of December 31, 2024 and 2023, the weighted average remaining life of the options is under five months, with an aggregate intrinsic value of $nil and $nil, respectively.

The number of vested options and weighted average fair value outstanding as of December 31, 2024 and December 31, 2023 is:

	Number of	Weighted Average
	Options	Fair Value
Balance as of January 1, 2023	165	$17.93
Options exercised	(6)	17.93
Balance as of December 31, 2023	159	$20.30
Options expired/cancelled	(82)	20.35
Balance as of December 31, 2024	77	$20.23

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17.    COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2024, the Company guaranteed the lease obligation of a location related to a third-party that operates a dispensary in New Jersey. The Company is the guarantor of the lease with maximum total payments of $765 and will continue as the guarantor through December 2028. The Company would be required to perform under the guarantee if the third-party is in default. As of December 31, 2024, the Company does not anticipate any material defaults under the foregoing lease, and therefore, no liability has been accrued.

Contingencies

Employee Retention Credit (“ERC”)

In 2023, the Company filed for an ERC for the period beginning January 1 to June 30, 2021 in the amount of $12,354. During 2023, the Company received notices from the IRS for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the consolidated balance sheets and other income on the consolidated statements of operations. In accordance with ASC 958-605, Not-for-Profit Entities – Revenue Recognition, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received.

As of December 31, 2024, the Company received proceeds from the IRS of $5,196 relating to its ERC refund. The Company expects to receive or monetize the remaining ERC balance of up to $7,158. Subsequent to December 31, 2024, the Company received $3,907 from the sale of $4,597 in ERC claims. The remaining claim has not yet met the criteria to be recorded as a receivable due to ongoing uncertainty surrounding IRS processing and regulatory interpretations of The Coronavirus Aid, Relief, and Economic Security  Act. Management continues to assess opportunities to realize the remaining ERC, including potential third-party transactions to accelerate liquidity.

State and local regulations

The Company’s operations are subject to a variety of state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable state and local regulations as of December 31, 2024, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no material pending or threatened lawsuits that would be reasonably expected to have a material adverse effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

18.    FINANCIAL RISK FACTORS

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

19.    TAXATION

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the U.S. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Illinois, Nevada, New Jersey, Connecticut, and City Income Tax in Ohio.

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the provision for income taxes. The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is recognized if it has less than a 50% likelihood of being sustained.

The following is a reconciliation of the gross unrecognized tax benefits:

Unrecognized tax
benefits
Balance as of January 1, 2024	$—
Additions based on tax positions related to the prior years	484,603
Additions based on tax positions related to the current year	169,931
Balance as of December 31, 2024	$654,534

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

19.    TAXATION (Continued)

For the years ended December 31, 2024 and 2023, income tax expense consisted of:

	Year Ended
	2024	2023
Current expense:
Federal	$53,236	$47,727
State	4,238	7,112
Foreign	—	—
Total current expense:	57,474	54,839
Deferred (benefit) expense:
Federal	(9,353)	(6,912)
State	(4,847)	(536)
Foreign	(14,782)	(1,235)
Change in valuation allowance	14,782	1,235
Total deferred (benefit) expense:	(14,200)	(7,448)
Total income tax expense:	$43,274	$47,391

The difference between the income tax expense for the years ended December 31, 2024 and 2023 and the expected income taxes based on the statutory tax rate applied to loss before income tax as follows:

	Year Ended
	2024	2023
Expected income tax recovery	$(66,998)	$(9,609)
Difference in foreign tax rates	(38,573)	(6,030)
State Taxes	(138)	6,576
Foreign exchange gain or loss	—	370
Asset impairment	24,138	1,327
Translation adjustment	1,088	(226)
Unrealized change in fair value of financial liabilities	—	(4,835)
Acquisition costs	873	872
Interest income inclusion	9,182	6,465
Amortization of debt premium	(68)	(815)
Uncertain tax positions	51,230	46,262
Nondeductible expenses	1,815	—
Other income	2,575	—
Loss on debt extinguishment	33,142	—
Amortization of debt financing cost related to warrants	3,992	—
Amortization of debt discount related to FV adjustments	1,229	—
Difference in deductibility of debt discount	425	—
Capital loss on settlement of intercompany debt	(8,704)	—
Restricted stock	—	731
Accrued tax penalties and interest	15,458	9,762
Change in state tax rates	(3,681)	(1,627)
Prior year adjustment	—	(2,201)
Valuation allowance	14,782	1,235
Other	1,507	(866)
	$43,274	$47,391

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

19.    TAXATION (Continued)

As of December 31, 2024 and 2023 the components of deferred tax assets and liabilities were as follows:

	Year Ended
	2024	2023
Deferred tax assets
Net operating losses	$10,208	$11,663
Share issuance costs	7,209	616
Share based compensation	344	210
Debt discount	424	—
Finance expenses	2,488	—
Inventory	666	2,032
Lease liabilities	6,242	1,170
Capital loss carryforward	8,704	—
Other assets	1,155	1,153
Total deferred tax assets	37,440	16,844

Deferred tax liabilities
Depreciation	(7,336)	(7,846)
Amortization	(52,668)	(63,320)
Debt financing costs	(3,382)	(584)
Other liabilities	(16)	(40)
Total deferred tax liabilities	(63,402)	(71,790)
Valuation allowance	(24,801)	(10,019)
Net deferred tax liability	$(50,763)	$(64,965)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assesses the positive and negative evidence to determine if sufficient future taxable income is expected to be generated to use the existing deferred tax assets. On the basis of our assessment, the valuation allowance increased by $14,782 and $1,235, respectively, as of December 31, 2024 and 2023.

As of December 31, 2024, the Company had $30,451 of gross Canadian net operating loss carry forwards which will begin to expire in 2037. As of December 31, 2024, the Company has $15,732 of gross federal net operating losses with an indefinite life and $33,616 of gross state net operating losses, that begin to expire in 2042. The Company has not recorded $10,986 of federal net operating losses and $17,765 of state net operating losses as the Company determined it is more likely than not that the benefit will not be realized.

The Company operates in a number of U.S. state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with ASC 740—Income Taxes, the Company recognizes the benefits of uncertain tax positions in our consolidated financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained. The Company files income tax returns in the United States and various state jurisdictions, which remain open to examination by the respective jurisdictions for the 2021 tax year to the present. The Company also files income tax returns in Canada which remain open to examination by the respective jurisdictions for the 2019 tax year to the present.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

19.    TAXATION (Continued)

The Company’s net uncertain tax position, inclusive of interest and penalties and tax payments on deposit, were approximately $136,719 and $nil as of December 31, 2024 and December 31, 2023, respectively, which is recorded in non-current liabilities in the consolidated balance sheets. The increase of $136,719 in uncertain tax positions is due to tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E. The Company evaluated the uncertain tax liabilities under ASC Topic 740 with regards to the recognition, measurement and balance sheet classification of the uncertain tax position. Due to the degree of uncertainty, the Company re-evaluates the balance sheet classification of the uncertain tax position when circumstances change. The balance sheet classification of a liability for an uncertain tax position as current versus non-current is determined based on the expected timing of cash payments or benefits to be recognized.

As a result, during the years ended December 31, 2024 and 2023, the Company changed estimates in the income tax provision, resulting in an additional uncertain tax position of $136,719 and $nil, respectively. The Company believes it is reasonably probable that the unrecognized tax benefits will increase over the next 12 months as a result of receiving refunds related to the 280E position. The Company is not able to reasonably estimate any additional increase. The Company has been selected for examination of its 2021 and 2022 US federal and 2019 through 2022 Canadian tax returns filed. During an IRS examination of the entity’s postilion on Section 280E, accuracy-related penalties could be imposed and those penalties could have a material impact to the financial statements. The Company does not anticipate these uncertain tax benefits to be resolved in the next twelve months and anticipates that the total amount of unrecognized tax benefits may change within the next twelve months for additional uncertain tax positions taken on a go-forward basis.

During the years ended December 31, 2024 and 2023, the Company recorded interest and penalties of $15,458 and $9,762, respectively, recorded within the current tax provision on the consolidated statements of operations. Total liabilities for interest and penalties were $25,220 and $9,762 as of December 31, 2024, and December 31, 2023, respectively, recorded within income tax payable and uncertain tax position liabilities on the consolidated balance sheets.

20.    SEGMENT REPORTING

The Company operates as a single reportable segment, which is the production and sale of cannabis. The Company’s operations include the sale of cannabis at both the retail and wholesale levels in states where it is legal for medical and/or recreational use. The Company, through its subsidiaries, holds, operates, and/or manages licenses and permits in the states of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, Virginia and Connecticut. As of December 31, 2024, the Company operated 97 retail stores, located across its portfolio. Activities across states are standardized, with consistent practices for cultivation, packaging, sales, and distribution. The accounting policies for the production and sale of cannabis segment are the same as those described in the summary of significant accounting policies. Segment loss is measured using consolidated net loss and segment assets are measured using total consolidated assets as reported on the balance sheet. The CODM comprises the senior executive committee, which includes the interim chief executive officer, chief operating officer, chief financial officer, and co-chief revenue officers. The CODM assesses segment performance and allocates resources based on financial and operational metrics, including consolidated net loss. The CODM uses net loss to evaluate the return on assets generated by the segment, driving decisions on capital management and allocating resources within the cannabis segment by directing resources to strategic initiatives such as expanding cultivation and production facilities, acquiring licenses in new markets, or supporting retail and wholesale growth. These performance measures are also used to monitor performance by comparing budgeted versus actual results. Additionally, the CODM benchmarks against competitors in the industry to perform competitive analysis. This benchmarking, along with the evaluation of budget versus actual results, informs segment performance assessments and supports strategic resource allocation.

Ayr Wellness Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

20.    SEGMENT REPORTING (Continued)

The following table provides the operating financial results of our segment, including significant segment expenses that reconcile to segment net loss:

	Year Ended
	December 31, 2024	December 31, 2023
Revenues, net of discounts	$463,633	$463,630
Less: Significant and other segment expenses
Cost of goods sold	286,952	261,188
Employee expenses	73,992	79,836
Lease expenses	23,798	21,940
Advertising expense	6,142	5,580
Stock-based compensation	17,982	16,412
Other segment items(1)	45,220	54,032
Impairment of goodwill and other assets	118,113	6,320
Depreciation and amortization	48,061	51,364
Acquisition and transaction costs	4,358	4,080
Fair value gain on financial liabilities, net	—	(23,023)
Loss on the extinguishment of debt	79,172	—
Loss on sale of assets	3,665	91
Interest expense, net	78,258	39,403
Interest income	(323)	(743)
Other income, net	(2,671)	(7,094)
Income tax expense	43,274	47,391
Discontinued operations	—	186,353
Net loss from continuing operations	$(362,360)	$(279,500)

(1)	Other segment items included in segment net loss primarily consist of third-party fees, regulatory costs, office and administrative expenses, software, insurance, and security costs.

21.    SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the consolidated financial statements were issued and determined there have been no material events that require adjustment or disclosure.